FORM 11-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                ANNUAL REPORT

        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2002

                          Commission file number 0-25286

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   CASCADE FINANCIAL CORP. 401(k) Salary Deferral and Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office.

   Cascade Financial Corporation
   2828 Colby Avenue
   Everett, Washington  98201

THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF
1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

                   CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN

                                  Index
                                                                   Page

Independent Auditors' Report                                         1
Statements of Net Assets Available for Benefits                      2
Statements of Changes in Net Assets Available for Benefits           3
Notes to Financial Statements                                        4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of
  Year, December 31, 2002)                                          10

                   CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN

                     Financial Statements and Schedule
                        December 31, 2002 and 2001
                (With Independent Auditors' Report Thereon)

                      Independent Auditors' Report

The Participants and the Plan Administrator
Cascade Financial Corp. 401(k) Salary
 Deferral and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Cascade Financial Corp. 401(k) Salary Deferral and Profit Sharing Plan (Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Seattle, Washington
June 26, 2003

                   CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN

              Statements of Net Assets Available for Benefits

                        December 31, 2002 and 2001

                                                          2002         2001
Assets:                                                ----------   ----------
   Participant directed investments at fair value:
      Money market funds                              $   82,779       70,795
      Common stock of Cascade Financial Corporation    1,161,810      837,806
      Mutual funds                                     1,315,930    1,743,635
      Common commingled trust fund                       470,238           --
      Insurance company general account fund                  --      463,417
      Loans to participants                               98,695       68,542
                                                       ---------    ---------
                                                       3,129,452    3,184,195
                                                       ---------    ---------
   Receivables:
      Sponsor                                             77,201       80,858
      Participants                                        11,969       10,134
                                                       ---------    ---------
                                                          89,170       90,992
                                                       ---------    ---------
               Total assets                            3,218,622    3,275,187
Liabilities:
   Excess contributions                                       --        2,127
                                                       ---------    ---------
               Net assets available for benefits      $3,218,622    3,273,060
                                                       =========    =========

See accompanying notes to financial statements.

                                       2
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                  CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN

         Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 2002 and 2001


                                                          2002         2001
                                                       ----------   ----------
Additions to net assets available for benefits
 attributed to:
   Investment income (loss):
   Interest and dividends                             $   50,560       36,635
   Net appreciation (depreciation) in fair value
    of investments:
      Common stock of Cascade Financial Corporation      427,869       18,371
      Mutual funds                                      (431,062)    (286,196)
                                                       ---------    ---------
              Total investment income (loss)              47,367     (231,190)
                                                       ---------    ---------
   Contributions:
      Sponsor                                             77,201       83,353
      Participants                                       378,224      310,426
                                                       ---------    ---------
                                                         455,425      393,779
                                                       ---------    ---------
              Total additions, net                       502,792      162,589
Deductions from net assets available for benefits
 attributed to benefits paid to participants            (557,230)    (226,129)
                                                       ---------    ---------
              Net decrease in net assets available
               for benefits                              (54,438)     (63,540)
Net assets available for benefits at beginning
 of year                                               3,273,060    3,336,600
                                                       ---------    ---------
Net assets available for benefits at end of year      $3,218,622    3,273,060
                                                       =========    =========

See accompanying notes to financial statements.

                                       3                            (Continued)

                   CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN

                       Notes to Financial Statements
                        December 31, 2002 and 2001

(1)  Plan Description

     The following description of Cascade Financial Corp. 401(k) Salary Deferral and Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan established for employees of Cascade Financial Corporation (Sponsor) who are at least 18 years of age. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Administration

          The Sponsor has appointed an administrative committee to oversee the Plan. Prior to December 2002, ING National Trust served as Trustee of the Plan and ING-Aetna Financial Services administered the Plan. Effective December 2002, Circle Trust Company serves as the Trustee and the plan is administered by NW Plan Services, Inc.

     (c)  Eligibility, Contributions, and Participants' Accounts

          All nonunion employees of the Sponsor who are age 18 or older are eligible to participate in the Plan after completing one hour of service, and become eligible for employer contributions immediately following completion of one year of service. To complete one year of service, as defined by the Plan, a participant must complete at least 1,000 hours of service within that year.

          Accounts are established for each participant and include the participant's contributions (including those rolled over from another qualified plan or trust), allocations of employer matching contributions, any discretionary contributions from the Sponsor and earnings thereon. Annual Sponsor matching contributions and discretionary contributions are determined by the board of directors of the Sponsor. No discretionary contributions were made in 2002 or 2001.

          During 2002, participants were able to contribute from $1 to $11,000 or up to 60% of their pretax compensation, subject to limits established under
the Internal Revenue Code (IRC).   Prior to January 1, 2002, participants could
contribute up to 15% of their pretax compensation, subject to limits established under the IRC. Participants may also contribute amounts representing distributions from other qualified plans. The Sponsor's matching contribution is 50 cents for each dollar contributed on the first 5% of the participant's eligible compensation. The employee must be employed as of the last day of the Plan year to be eligible for employer matching or discretionary contributions.

          Participants have the option of directing their account balance in 1% increments into any one or more of the Plan's investment fund options. The Sponsor contributions are made in cash and allocated to a participant's account balance in accordance with the participant's contributions elections. The Plan currently offers common commingled trust funds, mutual funds and Sponsor common stock as investment options for participants.

          Participant accounts are valued daily based on quoted market prices. Participants may change their investment elections and make transfers between investment options daily.

                                       4                            (Continued)

                   CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN

                       Notes to Financial Statements
                        December 31, 2002 and 2001

          The Plan provides for various investment fund options which in turn invest in a combination of stocks, bonds, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

          (d)  Vesting

          Participants are immediately vested in their contributions and earnings thereon. Vesting of the Sponsor's contribution and earnings thereon is based on years of credited service of participants. The following schedule sets forth the vesting schedule:

                                                    Vested
          Years of vesting service                  percent
          ------------------------                  -------
          Less than 2                                  0%
          At least 2 but less than 3                  20
          At least 3 but less than 4                  40
          At least 4 but less than 5                  60
          At least 5 but less than 6                  80
          6 or more                                  100


          Participants become fully vested at the age of 65, upon the participant's death or upon permanent disability.

          Forfeitures of nonvested Sponsor contributions are used to reduce future Sponsor contributions. Unallocated forfeitures totalled $11,715 and $2,287 at December 31, 2002 and 2001, respectively. Subsequent to yearend 2002 and 2001, Sponsor contributions were reduced by $11,600 and $2,287, respectively, as a result of forfeited nonvested account balances.

          (e)  Participant Loans

          Participants may borrow from the vested portion of their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, if the loan is used to purchase a primary residence, terms extend from one to fifteen years. Loans are secured by the remaining vested balance in the participant's account and bear interest at a rate ranging from 6.75% to 10.50%. Principal and interest are paid ratably through semi-monthly payroll deductions. As of December 31, 2002, loans mature through 2013.

         (f)  Payment of Plan Benefits

         Participants may elect to have payments of vested benefits paid either in a lump sum or on an installment basis after their retirement or termination date. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship, as defined by the Plan. Distributions are paid in a single lump sum or, if the account balance exceeds

                                       5                            (Continued)

                   CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN

                       Notes to Financial Statements
                        December 31, 2002 and 2001

          $5,000 and at the participant's election, by payment in monthly, quarterly or annual installments over a fixed, reasonable period of time not to exceed the combined life expectancy of the participant and beneficiary. For termination of service with vested benefits of $5,000 or less, a participant will automatically receive the vested interest in their account as a lump sum distribution.

          (g)  Plan Expenses

          Expenses of the Plan are paid by the Sponsor and, therefore, are not included in the accompanying financial statements of the Plan.

          (h)  Plan Termination

          Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated at some future date, all participants would become fully vested in their account balances.

          (i)  Excess Contributions

          Excess contributions represent amounts withheld from participants in excess of IRC limitations that were refunded to participants subsequent to yearend.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation and Accounting

          The Plan financial statements are presented on the accrual basis of accounting.

     (b)  Investments

          The investment in the Sponsor's common stock, which is traded on the NASDAQ Small Cap Market under the symbol CASB, is valued at the last reported sales price before the end of the Plan year. The investments in mutual funds are stated at fair value based on quoted market prices. Loans to participants are valued at their unpaid principal value.

          The Capital Preservation Fund is a common commingled trust fund and the Aetna Fixed Account is an insurance company general account fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and U.S. government securities. The GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. The effective yield and crediting rate of the Capital Preservation Fund and the Aetna Fixed Account was 5.79% and 4.75%, respectively, for the year ended December 31, 2002.

          Net appreciation/(depreciation) of investments includes both realized and unrealized gains and losses. Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded when earned. Dividends are recorded on the dividend date.

     (c)  Benefit Payments

          Benefits are recorded when paid.

                                       6                            (Continued)

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                   CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN

                       Notes to Financial Statements
                        December 31, 2002 and 2001

     (d)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (e)  Reclassifications

          Certain amounts in the 2001 financial statements have been reclassified to conform with the presentation in the 2002 financial statements.

(3)  Tax Status

     The Internal Revenue Service has determined and informed the Sponsor by a letter dated April 21, 1993, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)  Party In Interest Transactions

     Certain Plan assets are invested in cash held by the Trustee and the sponsors' common stock, and therefore these transactions qualify as party in interest transactions.

     Certain Plan assets were invested in shares of mutual funds managed by the previous record keeper and custodian of the Plan, Aetna Financial Services, Inc. and, therefore, these transactions qualified as party in interest transactions.

(5)  Subsequent Events

     Effective calendar year 2003, the sponsor's matching contribution is 50 cents for each dollar contributed, without regard to compensation, subject to limits established under the IRC.

7                            (Continued)

                   CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN

                       Notes to Financial Statements
                         December 31, 2002 and 2001


(6)  Investments

     The following table presents the assets held for investment purposes at December 31:

                                                   2002            2001
                                                Investment      Investment
                                                   value           value
                                                ----------      ----------
Money market funds:
  Circle Trust Liquidity Fund                  $   82,779       $       --
  Fidelity Institutional Fund                          --           70,795
Common stock:
  Cascade Financial Corporation                 1,161,810          837,806
Mutual & common commingled trust funds:
  CTC Capital Preservation Fund                   470,238               --
  Van Kampen, Equity & Income Fund                 25,724               --
  Van Kampen, Large Cap, Growth & Income Fund     146,112               --
  Alger, Mid Cap Growth Fund                       82,959               --
  Davis NY Venture, Large Cap Fund                919,859               --
  PIMCO, Small Cap Value Fund                      45,751               --
  Growth Fund of America, Large Cap Growth Fund    71,172               --
  First Eagle SoGen Overseas, Foreign Equity
   Stock Fund                                      24,353               --
  ING Aetna Financial Services, Inc.:
    Fixed Account                                      --          463,417
    Money Market Fund                                  --            2,244
    Ascent Fund                                        --            1,930
    Crossroads Fund                                    --            9,856
    Legacy Fund                                        --            1,471
    Index Plus Large Cap Fund                          --          697,239
    Growth Fund                                        --           22,992
    Index Plus Small Cap Fund                          --           19,106
    International Fund                                 --           38,699
  AIM Advisors, Inc.:
    Charter Fund                                       --           32,749
    Value Fund                                         --          104,347
    Constellation Fund                                 --           87,314
  Fidelity Investments Growth:
    Opportunities Fund                                 --          190,561
  MFS Investment Management:
    Research Fund                                      --           53,537
    Emerging Growth Fund                               --           75,958
  Oppenheimer Funds, Inc. Main:
    Street Growth & Income Fund                        --          405,632
                                                ---------        ---------
                        Total                   3,030,757        3,115,653
Loans to participants                              98,695           68,542
                                                ---------        ---------
                        Total Investments      $3,129,452       $3,184,195
                                                =========        =========

                                       8                            (Continued)

                   CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN

                       Notes to Financial Statements
                         December 31, 2002 and 2001

(7) Reconciliation of Financial Statements to the Annual Return Report of Employee Benefit Plan (Form 5500)

     The following is a reconciliation of net assets available for benefits per the financial statement to the Form 5500:

                                                      2002           2001
                                                  ------------    ------------
     Net assets available for Plan benefits
       per financial statements                    $3,218,622      $3,273,060
     Receivables                                           --         (90,992)
     Excess contributions                                  --           2,127
     Net assets available for benefits per          ---------       ---------
      form 5500                                    $3,218,622      $3,184,195
                                                    =========       =========

     The following is a reconciliation of the changes in net assets available for Plan benefits per the financial statements to the Form 5500:

                                               Year ended      Year ended
                                              December 31,    December 31,
                                                  2002           2001
                                              ------------    ------------
Net decrease per financial statements           $(54,438)     $ (63,540)
  Less:
    Contributions receivable, 12/31/01                --         90,992
    Excess contributions payable, 12/31/00            --         20,220

Plus:
    Contributions receivable, 12/31/01            90,992         87,605
    Excess contributions payable, 12/31/01        (2,127)         2,127
                                                 -------       --------
Net increase/(decrease) per Form 5500           $ 34,427      $ (85,020)
                                                 =======        =======

                                       9

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                   CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN



         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                              December 31, 2002

                                Description of investment, including
Identity of issuer, borrower,      maturity date, rate of interest,     Current
  lessor, or similar party      collateral, and par or maturity value     value

*Circle Trust Liquidity Fund      Cash                                 $ 82,779
 Gartmore Morley                  CTC Capital Preservation Fund         470,238
 Van Kampen                       Equity & Income Fund                   25,724
 Van Kampen                       Large Cap, Growth & Income Fund       146,112
 Alger                            Mid Cap Growth Fund                    82,959
 Davis NY Venture                 Large Cap Fund                        919,859
 PIMCO                            Small Cap Value Fund                   45,751
 Growth Fund of America           Large Cap Growth Fund                  71,172
 First Eagle SoGen Overseas       Foreign Equity Stock Fund              24,353
*Cascade Financial Corporation    Common Stock                        1,161,810
 Various participants             Loans to participants-Interest
                                    at 6.75% to 10.50%,                  98,695
                                    maturing through 2013             ---------

                                                                     $3,129,452
                                                                      =========

*Party in interest of the Plan as defined by Section 3(14) of ERISA.

                   CASCADE FINANCIAL CORP. 401(k) SALARY

                     DEFERRAL AND PROFIT SHARING PLAN

                                SIGNATURE

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 26th day of June, 2003.


                                       Cascade Financial Corporation 401(k)
                                       Salary Deferral and Profit Sharing Plan


Date:  June 26, 2003                   By: /s/ Lars H. Johnson
                                           -------------------------------
                                           Lars H. Johnson
                                           Chief Financial Officer


                                      11

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                   CASCADE FINANCIAL CORP. 401(k) SALARY
                     DEFERRAL AND PROFIT SHARING PLAN


                             EXHIBIT INDEX

The following documents are filed as part of this report

     Exhibit No.           Exhibit
     -----------       ---------------
23            Consent of Independent Auditors

99            Certification of the Chief Executive Officer and the
              Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

                                      12